AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1998


                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                                   ----------

                                AMENDMENT NO. 1

                                       TO

                            DEFINITIVE PROXY STATEMENT
                              FILED ON SCHEDULE 13E-3
                         RULE 13e-3 TRANSACTION STATEMENT
           (PURSUANT TO SECTION 13(E) OF THE SECURITIES AND EXCHANGE ACT
                                     OF 1934)


                 PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP
                      GLENBOROUGH REALTY TRUST INCORPORATED
                             GLENBOROUGH CORPORATION
                          GLENBOROUGH PROPERTIES, L.P.
                 ------------------------------------------------
                 (Name of the Issuer and Person Filing Statement)


                 DEPOSITARY UNITS OF LIMITED PARTNERSHIP INTEREST
                 ------------------------------------------------
                          (Title of Class of Securities)


                                     74429Y103
                       -------------------------------------
                       (CUSIP Number of Class of Securities)


     Mr. Chester A. Piskorowski                  Mr. Jeffrey W. Tindell
  Prudential-Bache Properties, Inc.     Skadden, Arps, Slate, Meagher & Flom LLP
          One Seaport Plaza                         919 Third Avenue
         New York, NY 10292                        New York, NY 10022
           (212) 214-1339                            (212) 735-3380


(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
              Communications on Behalf of Person Filing Statement)


     This statement is filed in connection with (check the appropriate box):

     a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.

                            Calculation of Filing Fee
     ----------------------------------------------------------------------
     Transaction Valuation*                            Amount of Filing Fee
     ----------------------------------------------------------------------
     $43,520,000                                        $8,704
     ----------------------------------------------------------------------

     *  For purposes of calculating fee only.


Based on the aggregate cash to be received by the Issuer from the proposed sale of assets, which the Issuer believes will be $43,520,000, multiplied by 1/50th of one percent (1%).

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $8,704                  Filing Party: the Issuer
Form or registration no.: Preliminary             Date filed: September 17, 1997
                          Proxy Statement

ITEM NO.  SECTION TITLE(S) IN SOLICITATION MATERIALS                     PAGE(S)
--------  ------------------------------------------                     -------


ITEM 16   ADDITIONAL

          On May 28, 1998, a consent solicitation statement was sent to holders ("Unitholders") of the beneficial ownership interest in the limited partnership interests (the "Units") in Prudential-Bache/Equitec Real Estate Partnership (the "Partnership") on April 1, 1998, seeking approval of the sale of all the properties of the Partnership to Glenborough Realty Trust Incorporated and a subsidiary partnership, Glenborough Properties, L.P. As of the termination of the consent solicitation period on July 13, 1998, Unitholders owning a majority in interest of the outstanding Units had consented to such sale and the liquidation of the Partnership.

ITEM NO.  SECTION TITLE(S) IN SOLICITATION MATERIALS                     PAGE(S)
--------  ------------------------------------------                     -------

ITEM 17   MATERIAL TO BE FILED AS EXHIBITS


(d)       Supplemental letter to Unitholders, dated August 21, 1998.

                                    SIGNATURE

     After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Dated:  August 26, 1998



                             PRUDENTIAL-BACHE/EQUITEC
                             REAL ESTATE PARTNERSHIP


                             By:  Prudential-Bache Properties, Inc.
                                  in its capacity as managing general partner



                                      By: /s/ BRIAN J. MARTIN
                                          --------------------------------------
                                              Brian J. Martin
                                              President
                                              Prudential-Bache Properties, Inc.


                             GLENBOROUGH REALTY TRUST INCORPORATED


                                      By: /s/ ANDREW BATINOVICH
                                          --------------------------------------
                                              Andrew Batinovich
                                              President



                             GLENBOROUGH CORPORATION


                                      By: /s/ ANDREW BATINOVICH
                                          --------------------------------------
                                              Andrew Batinovich
                                              Chief Executive Officer


                              GLENBOROUGH PROPERTIES, L.P.


                                      By: Glenborough Realty Trust Incorporated,
                                          in its capacity as General Partner


                                      By: /s/ ANDREW BATINOVICH
                                          --------------------------------------
                                              Andrew Batinovich
                                              President